

OFFERING MEMORANDUM

facilitated by



PIVOVAR WEST BREWING COMPANY LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	PIVOVAR WEST BREWING COMPANY LLC
State of Organization	CA
Date of Formation	01/28/2020
Entity Type	Limited Liability Company
Street Address	1738 Goodwin Dr, Vista CA, 92084
Website Address	https://www.facebook.com/PivovarWestBrewingCo

(B) Directors and Officers of the Company

Key Person		Nyle Molina
Position with the Company	Title	President & Head Brewer
	First Year	2020
Other business experience (last three years)		HEAD BREWER/OPERATIONS MANAGER • ABNORMAL BEER CO. • 2017 - PRESENT
		- Manage a production brewery capable of 7000bbl/yr with 15 unitanks, a barrel aging facility and warehouse, 6 core brands, seasonal/specialty releases, multiple packaging formats, and distribution.
		- Grew the company 170%, making #18 on a list of "50 Fastest Growing U.S. Craft Breweries of 2018", and continue to

increase sales and production even through the current pandemic.

- Undertake most of facilities management from repairs & maintenance to new installations & renovations on equipment and property.

- Coordinate beer dinners and special events for our restaurant and outside venues.

BREWER II/SPECIALTY BREWER • GREEN FLASH BREWING CO. • 2015 – 2017

- Brewed beer to recipe on a semi-automated 50bbl brewhouse.

- Managed all cellar work through our cellarmen.

- Responsible for all specialty casks and worked closely with management to develop R&D beers.

CELLARMAN • FUNKY BUDDHA BREWERY. • 2013 - 2015

- Volunteered for all special events to get in the door at first.

- Gained proficiency in all cellar tasks including centrifuge, specialty beer treatments, dry hops, CIPs, and barrel aging.

SALES & OPERATIONS MANAGER • THE HOME DEPOT • 2004 - 2014

- Managed a retail store of 150+ associates across multiple departments meeting or exceeding most KPIs.

- Drove district-wide pilot programs working with vendors on bulk pricing and enhancing the customer experience.

- Coordinated special projects in and outside of the store working with city officials and charity organizations like Rebuilding Together.

Key Person	Pavla Jungwirthova
Position with the Company Title First Year	 Vice President of Hospitality 2020
Other business experience *(last three years)*	***Extraordinary Conceptions, Fertility Agency, 2012-Present*** • Manage 2 separate departments with 30+ employees • Certified Life Insurance Agent • Certified Travel Agent • Certified Notary

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Nyle Molina	50%
Pavla Jungwirthova	50%

(D) The Company's Business and Business Plan

The Team

Nyle Molina, Head Brewer/Owner/CEO

Hello from beautiful California! My name is Nyle Molina, and some of you may know me as the former Head Brewer from successful and hyped brewery Abnormal Beer Co. Well, if you didn't know I started this journey in culinary school to open a restaurant. I then went on to run restaurants for almost 7 years before taking an opportunity to manage multiple Home Depot stores and corporate projects. 10 years into the corporate retail game I realized how vibrant my passion was still for opening a restaurant. I went back to obtain my bachelor's degree in Hospitality Management and brush up on the industry. It didn't take long for my direction to shift to beer. A wine class elective is what actually got me to start home brewing beer. From there I finished my last two years at Florida International University as the T.A. for the brewing sciences professor. Soon after I landed my first professional brewing gig at Funky Buddha Brewery in Oakland Park, FL. I quickly jumped on the opportunity to take a brewer position with Green Flash Brewing a year later and fulfilled another life-long dream of mine, moving to California. After 2 years at Green Flash, I took a position at Abnormal Beer Co. In San Diego, CA. They made wine, had a fancy restaurant, and a brewery. Needless to say this was the most perfect opportunity for me. From there I spent 4 years developing brands, recipes, SOP's, and planning our growth. This includes making a list of "The 50 Fastest Growing Breweries" in 2018 with an increase of almost

300%. In the same time I was taking the Abnormal Beer job, I met my wife Pavla. She was born in the Czech Republic and is the main cultural reference point for this project, and helped solidify our direction for the brewery. She has all her family there still so we visit often and have strong connections to some of the oldest breweries in the world.

Business Model

Pivovar West Brewing Co. will be a brewery/tasting room with to-go beers available in cans, crowlers, and growlers. We will have a very limited self-distribution footprint to maintain quality and the guest experience expected when serving our beers, especially our house Czech Premium Lager. There will be a smaller brewery at the beginning that will eventually become the dedicated Pivovar West Ale House, and it will be home to our food truck serving European Comfort Foods like Czech Goulash and Shepard's Pie. From there we will open a full scale brewpub that will then become the official Pivovar West Lager House + European Comfort Foods, keeping the original combo brewery as our Ale House with the Food Truck. The new facility will then house a showpiece brew house imported from the Czech Republic that will enhance the guest experience even further.

- Tasting Room/Self-Distribution. Our unique tasting room experience as the only Czech-style brewery in San Diego, CA
- A highly experienced, award winning, head brewer producing the highest quality beer
- Located in a highly trafficked area on a main street only blocks from the Pacific Ocean
- Hundreds of single-family homes and apartments within walking distance of the brewery
- Our own packaging and distribution contracts allow us to reach customers all over the country

Our Beers

Pivovar West Brewing Co. is San Diego, CA's only Czech Lager + Ale House, owned and operated by a proven San Diego head brewer and his Czech-born wife. In a sea of craft beer, we believe a more traditionally styled brewery will stand out from the crowd and the lager style appeals to a wide array of beer driners. Places like Bierstadt, German lager brewery in Denver, CO, are admired and loved by most brewers and beer fans alike for their amazingly true to style interpretations of lager beer. We will bring the same authenticity through our tasting room experience and our beers. The main difference being that we will offer an IPA and other ale styles mainly for barrel aging.

- Czech Pilsner and a Dark Czech Lager
- Traditional Lagers
- IPAs
- Imperial Pastry Stout
- Berlinerweiss
- Belgian Blonde
- Plenty of other specially made international styles

Prospective Location

Our current prospective location is in the heart of Oceanside, CA. We would share a 7000sqft building with a coffee roaster that is already in the other space. The 3500sqft space is currently ready for our renovations but otherwise a brand new turnkey brewery and tasting room. It is part of a real estate project called "Brewery Igniter", a program designed for start-up breweries like us. They have already had several successful projects and breweries that have grown enough to move on or lease extra space. This will be the largest buildout yet in terms of square footage and has the best location. We would lease the finished space, including all of the equipment, and would only be responsible for finishing touches in the tasting room to fit our brewery's unique theme.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	June 25, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment,Product, Build-Out of Facility	$47,000	$94,000
Mainvest Compensation	$3,000	$6,000
TOTAL	$50,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 2.0%[2]
Payment Deadline	2027-07-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.89%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	1.0%
$62,500	1.2%
$75,000	1.5%
$87,500	1.8%
$100,000	2.0%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Nyle Molina	50%
Pavla Jungwirthova	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

Pivovar West Brewing Co. forecasts the following milestones:

- Secure lease in San Diego County, CA by June 1, 2021.

- Hire for the following positions by September, 2021: Beertender, Cellarman/Delivery Driver, Salesperson. (Add more as business grows).

- Achieve $1,600,000 revenue per year by 2023.

- Achieve $500,000 profit per year by 2023.

- Start Full Brewpub with Showpiece Lager Brewery Project by mid-2024, Open by 2025.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Pivovar West Brewing Co.'s fundraising. Other funding is coming directly from the owners or family investments. However, Pivovar West Brewing Co. may require additional funds from alternate sources at a later date as we grow. Assets currently held are our business name, web addresses, and social media handles.

No operating history

Pivovar West Brewing Co. was established in January 2020. Unfortunately, the COVID pandemic put a stop to us even signing a lease so we have no operational history. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$825,500	$1,582,000	$1,735,000	$1,905,491	$2,096,040
Cost of Goods Sold	$371,429	$711,811	$780,652	$857,363	$943,099
Gross Profit	$454,071	$870,189	$954,348	$1,048,128	$1,152,941
EXPENSES					
Rent	$180,000	$184,500	$189,112	$193,839	$198,684
Utilities	$54,000	$55,350	$56,733	$58,151	$59,604
Salaries	$155,000	$297,044	$325,772	$357,784	$393,562
Insurance	$18,000	$18,450	$18,911	$19,383	$19,867
Repairs & Maintenance	$12,000	$12,300	$12,607	$12,922	$13,245
Legal & Professional Fees	$1,200	$1,230	$1,260	$1,291	$1,323
Operating Profit	$33,871	$301,315	$349,953	$404,758	$466,656

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V